SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended October, 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

29 October 2013

BP announces third quarter 2013 results; raises dividend
and sets new divestment target

BP today announced its financial results for the third quarter of 2013. Underlying replacement cost profit1 for the period was $3.7 billion, compared to $2.7 billion for the previous quarter. Operating cash flow in the quarter was $6.3 billion.

Consistent with its commitment to maintaining a progressive and sustainable dividend policy, BP also announced that it will increase its quarterly dividend by 5.6%, to 9.5 cents per ordinary share, payable in December. Moving forward, BP's board intends to review the level of dividend with the first and third quarter results each year.

Bob Dudley, BP Group Chief Executive, said: "In 2011 we set a clear target for operating cash flow in 2014 and we are confident in its delivery. The strong operational progress we are now seeing across the group, combined with our focus on disciplined investment, also underpins our confidence in growing long-term sustainable free cash flow and being able to increase shareholder distributions. Today's announcement is a further demonstration of this."

Dudley said that "in line with continued capital discipline, we expect BP's capital spending in 2014 to remain around the level expected for this year, in the range of $24-to-$25 billion." He added that the company also intends to continue its programme of focusing its business portfolio worldwide around BP's key assets and strategic strengths and as a result expects to divest a further $10 billion in assets before the end of 2015.

Proceeds from these divestments - which will follow on from the $38 billion divestment programme completed over the past three years - are expected to be used predominantly for additional distributions to shareholders, with a bias to share buy-backs. Earlier in the year, BP announced an $8 billion share buy-back programme following receipt of the net cash proceeds of around $12 billion from the divestment of its share in TNK-BP and, as of 25th October, has spent $3.8 billion repurchasing shares for cancellation.

At the end of the third quarter, BP's net debt ratio, or gearing, was 13.3%, at the low end of BP's target range of 10-20% and reflects a strong balance sheet.

3Q 2013 performance

Underlying pre-tax replacement cost profit in BP's Upstream segment was $4.4 billion for the third quarter, slightly higher than the previous quarter.

Total reported production of oil and gas for the quarter, including Russia, was 3.17 million barrels of oil equivalent a day (boe/d).

Continuing growth in production from new major projects drove underlying oil and gas production2, excluding Russia, higher by 3.4% compared to the third quarter of 2012. Reported production, excluding Russia, of 2.21 million boe/d was 2.3% lower than a year earlier, primarily reflecting the impact of divestments.

BP's Downstream segment reported underlying pre-tax replacement cost profit of $0.7 billion. The segment continued to deliver a strong operating performance, with refining availability maintained above 95% for the fifth consecutive quarter. However refining margins were significantly weaker than the second quarter this year due to high gasoline stocks, and Petrochemicals continued to see subdued market conditions.

BP reported underlying replacement cost profit for Rosneft of $808 million compared to $218 million in the second quarter, which was the first full quarter in which BP held its 19.75% stake in Rosneft. Higher Urals oil prices, a favourable duty lag effect and strengthening of the rouble against the dollar during the quarter benefited the result, partially reversing the negative impacts of these factors seen in the second quarter. During the quarter BP also received a dividend of $456 million for its interest in Rosneft. BP's share of Rosneft oil and gas production in the quarter was 965 thousand boe/d.

Strategic progress

In the quarter BP announced two significant exploration discoveries - in the East Nile Delta offshore Egypt and in the Cauvery basin offshore the south east coast of India. These followed an earlier significant discovery, announced in May, in the KG D6 block offshore India.

So far this year BP has participated in 12 completed exploration wells and a further eight wells are currently drilling; the company expects a total of 16-18 exploration wells to be completed in 2013. Earlier in October, BP reached agreement to farm-in to three deepwater exploration blocks offshore Morocco, representing another significant addition to the company's Atlantic Basin exploration portfolio.

BP is seeing strong production from its new major Upstream projects, in particular from Skarv in Norway and PSVM in Angola, which both came on stream in December 2012. During the quarter, production began from BP's third major project start-up of 2013, the Woodside-operated North Rankin 2 project in Australia. This followed the start-up of Angola LNG and Atlantis North in the Gulf of Mexico during the second quarter. The Chirag Oil project in Azerbaijan is expected to come online before year end. Development of the five new projects scheduled to begin production in 2014 remains on track.

The major modernisation project at the Whiting refinery in Indiana, US, has continued to bring units on stream since mid-year, including the gas oil hydrotreater and the larger of two sulphur recovery units. The final unit to be commissioned, the 100,000 barrels a day coker, is planned to be brought online during November. This major investment transforms Whiting into one of the key feedstock-advantaged downstream assets in BP's portfolio and underpins the ability to deliver increased cash flow in 2014 and beyond.

BP intends to present its financial outlook further into the decade in the first quarter of 2014.

US legal update

The second phase of the MDL 2179 trial in New Orleans completed on 18 October. BP does not know when the Court will issue a ruling on the issues presented in the first two phases of the trial. The next phase, in which the court will consider the penalty factors set out in the Clean Water Act, is expected to take place in 2014.

On 2 October, following BP's appeal regarding the interpretation of the framework relating to business economic loss (BEL) claims in the settlement reached with the Plaintiffs' Steering Committee (PSC), the US Court of Appeals for the Fifth Circuit issued a ruling reversing the Claims Administrator's interpretation of the settlement, remanding to the District Court for further proceedings and directing the District Court to issue a temporary injunction that suspends payments to claimants affected by the misinterpretation issue and who do not have "actual injury traceable to loss from the Deepwater Horizon accident."

Pending implementation of the Fifth Circuit's directions, there is now significant uncertainty as to the amount of BEL claims which have been processed but not yet paid and that will be determined to be payable in the future. BP has therefore derecognised the provision that had been made for these claims. The charge taken for those elements of the PSC settlement that BP considers can be estimated reliably has therefore reduced to $9.2 billion. BP will continue to revisit the provision in future quarters. $19.3 billion of the $20 billion Trust fund has now been paid or assigned, leaving $0.7 billion 'headroom' unassigned.

The total cumulative net charge to BP's accounts related to the Gulf of Mexico oil spill now stands at $42.5 billion.

Notes:

1. Underlying replacement cost profit is adjusted for non-operating items and fair value accounting effects.
2. Underlying oil and gas production is adjusted for the impact of divestments and production sharing agreement effects.

Further information:

BP press office, London: +44 (0)20 7496 4076,  bppress@bp.com

Cautionary Statement:
This press release contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events - with respect to the financial conditions, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements generally, but not always, are identified by the use of words such as "will", "expected to", "is intended to", "projected" or similar expressions. In particular, among other statements, certain statements regarding prospects for growing long-term sustainable free cash flow; prospects for future shareholder distributions; expectations regarding the level of capital spending in 2014; expectations regarding future divestments, including plans to divest a further $10 billion in assets before the end of 2015; the expected number of exploration wells to be completed in 2013; the quantum of, prospects for and timing of future Upstream projects including expected Final Investment Decisions and start-ups; expectations regarding the completion of the Whiting refinery modernization project and its impacts on BP's cash flow in the future; and the anticipated timing of, prospects for and BP's prospective responses to legal and trial proceedings, court decisions, potential investigations and civil actions by regulators, government entities and/or other entities or parties; are all forward looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors including the timing of bringing new fields onstream; the timing and level of maintenance and/or turnaround activity; the nature, timing and volume of refinery additions and outages; the timing, quantum and nature of divestments; the receipt of relevant third-party and/or regulatory approvals; future levels of industry product supply; demand and pricing; OPEC quota restrictions; PSA effects; operational problems; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including court decisions, the types of enforcement action pursued and the nature of remedies sought or imposed; the impact on our reputation following the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors, trading partners, creditors, rating agencies and others; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism, cyber-attacks or sabotage; and other factors discussed under "Principal risks and uncertainties" in our Stock Exchange Announcement for the period ended 30 June 2013.

This press release also contains financial information that is not presented in accordance with generally accepted accounting principles (GAAP). A quantitative reconciliation of this information to the most directly comparable financial measure calculated and presented in accordance with GAAP can be found on our website at www.bp.com.

-ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 29 October, 2013

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary